Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 6, 2009

Via EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Wendy’s/Arby’s Restaurants, LLC Amendment No. 1

Registration Statement on Form S-4 (File No. 333-161613)

Ladies and Gentlemen:

On behalf of Wendy’s/Arby’s Restaurants, LLC, a Delaware limited liability company (the “Company”), and certain subsidiaries of the Company named as guarantors in the Registration Statement referenced above (the “Guarantors”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) of the Company and the Guarantors, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2009.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Amanda Ravitz, dated September 24, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.

We note that RTMSC, LLC, RTM West, LLC, RTM Sea Tac, LLC and RTM Portland, LLC are listed in the registration statement as additional registrants and are each a guarantor in this transaction. However, it does not appear that opinions were filed with your registration statement for

Wendy’s/Arby’s Restaurants, LLC

any of these entities. Please provide an opinion of counsel for each of these entities with the filing of your next amendment to your registration statement or please advise.

Response to Comment 1

An opinion of counsel has been filed as an exhibit to Amendment No. 1 for each of RTMSC, LLC, RTM West, LLC, RTM Sea-Tac, LLC and RTM Portland, LLC in response to the Staff’s comment. The opinion of Alston & Bird LLP, which passes upon certain legal matters of California law relating to the guarantee by RTM West, LLC, has been filed as Exhibit 5.11 to Amendment No. 1. The opinion of Davis Wright Tremaine LLP, which passes upon certain legal matters of Washington and Oregon law relating to the guarantees by RTM Sea-Tac, LLC and RTM Portland, LLC, has been filed as Exhibit 5.12 to Amendment No.1. The opinion of Wyche, Burgess, Freeman & Parham, P.A., which passes upon certain legal matters of South Carolina law relating to the guarantee by RTMSC, LLC, has been filed as Exhibit 5.13 to Amendment No. 1.

Exhibit 5.1

2.

Please revise the last sentence of the paragraph numbered three in the opinion to clarify that counsel has relied upon the factual matters contained in the certificates of the officers of the Company and the Guarantors or please advise.

Response to Comment 2

We have revised the last sentence in the paragraph referenced in the Staff’s Comment Letter in response to the Staff’s comment to clarify that we have relied upon the factual matters contained in the certificates of the officers of the Company and the Guarantors.

Exhibit 5.2

3.

Please have counsel confirm its understanding that Ohio General Corporation Law and Ohio Limited Liability Companies Law includes applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

Response to Comment 3

Vorys, Sater, Seymour and Pease LLP, special counsel in the State of Ohio to Wendy’s International, Inc., Wendy’s Old Fashioned Hamburgers of New York, Inc., The New Bakery Co. of Ohio, Inc., BDJ 71112, LLC and RTM Indianapolis, LLC, has confirmed to us its understanding that Ohio General Corporation Law and Ohio Limited Liability Companies Law includes applicable statutory provisions, the rules and regulations underlying these provisions and applicable judicial and regulatory determinations.

Wendy’s/Arby’s Restaurants, LLC

4.

Please delete the parenthetical reference “or, in the case of the Good Standing Certificates, the respective dates thereof” in the first sentence of the opinion paragraph. Holders or purchasers of the Exchange Notes should be able to rely on the entire opinion as of the date the opinion was given.

Response to Comment 4

Counsel has revised the first sentence of the opinion paragraph to delete the parenthetical reference “or, in the case of the Good Standing Certificates, the respective dates thereof” in response to the Staff’s comment.

5.	Please delete the last paragraph of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Response to Comment 5

Counsel has deleted the last paragraph of the opinion in response to the Staff’s comment.

Exhibit 5.3

6.

In the listing of assumptions made by counsel in giving the opinion, please delete assumption (h). We view this statement as a legal conclusion that should be opined upon by legal counsel. Alternatively, please advise as to how this assumption is a factual matter and not a legal conclusion.

Response to Comment 6

Counsel has deleted assumption (h) from the opinion in response to the Staff’s comment.

7.

Please delete the first sentence of the fifth paragraph of the opinion and the sixth paragraph of the opinion. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation or verification.

Response to Comment 7

Counsel has deleted the first sentence of the fifth paragraph of the opinion and the sixth paragraph of the opinion in response to the Staff’s comment.

8.

Please delete the language in last paragraph of the opinion from the beginning of the paragraph through “without our prior written consent.” Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Wendy’s/Arby’s Restaurants, LLC

Response to Comment 8

In response to the Staff’s comment, counsel has modified the last paragraph of the opinion so that there are no restrictions on the ability of holders or purchasers of the Exchange Notes to rely on the opinion and so that the prior written consent of such counsel is not required for the opinion to be published or quoted to, or filed with, any person.

Exhibit 5.4

9.

Please delete the eleventh paragraph of the opinion. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation or verification.

Response to Comment 9

Counsel has deleted the eleventh paragraph of the opinion in response to the Staff’s comment.

10.

In the second to last paragraph of the opinion, please delete the word “solely” in the first sentence and please delete the entire second sentence. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Response to Comment 10

In response to the Staff’s comment, counsel has deleted the word “solely” from the first sentence of the second to last paragraph of the opinion. Also, counsel has modified the second sentence in the second to last paragraph of the opinion in response to the Staff’s comment so that there are no restrictions on the ability of holders or purchasers of the Exchange Notes to rely on the opinion and so that the prior written consent of such counsel is not required for the opinion to be quoted or relied on.

Exhibit 5.5

11.

We note that in the third paragraph of this opinion counsel states that it examined the Limited Liability Company Operating Agreement of Sybra that was in a form certified in the Omnibus Certificate. We were unable to find the definition of the Omnibus Certificate in the opinion. Please advise.

Response to Comment 11

Counsel has revised the third paragraph of the opinion in response to the Staff’s comment to delete the reference to the Omnibus Certificate and clarify that counsel has examined the Limited Liability Company Operating Agreement of Sybra in the form certified in the Certificate of Robert Q. Jones, Jr. referenced in the opinion.

Wendy’s/Arby’s Restaurants, LLC

12.

Please delete the fifth paragraph of the opinion. Counsel should review or investigate any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such a review or investigation.

Response to Comment 12

Counsel has deleted the fifth paragraph of the opinion in response to the Staff’s comment.

13.	Please have counsel confirm that the Certification to Butzel Long executed and delivered by Robert Q. Jones, Jr. refers to factual matters only and does not contain any legal conclusions.

Response to Comment 13

Counsel has revised the opinion to clarify that counsel has relied on the Certification to Butzel Long executed and delivered by Robert Q. Jones, Jr. for factual matters only. Butzel Long also confirmed to us that it is relying on the certificate of Robert Q. Jones, Jr. only for factual matters.

14.	Please delete the last sentence of the third to last paragraph of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Response to Comment 14

Counsel has deleted the last sentence of the third to last paragraph in response to the Staff’s comment.

Exhibit 5.6

15.

We note that in the sixth paragraph of the opinion counsel has relied upon certificates of officers or other representatives of the Indiana Subsidiary. Please have counsel confirm that such certificates refer to factual matters only and do not contain any legal conclusions.

Response to Comment 15

Counsel has revised the sixth paragraph to clarify that it has relied upon such certificates of officers or other representatives of the guarantor as to factual matters. Barnes & Thornburg LLP also confirmed to us that for purposes of their opinion that such certificates only relate to factual matters.

16.

Please delete the eighth paragraph of the opinion. Counsel should investigate or examine verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation or examination.

Wendy’s/Arby’s Restaurants, LLC

Response to Comment 16

Counsel has deleted the eighth paragraph of the opinion in response to the Staff’s comment.

17.	Please delete paragraph G of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Response to Comment 17

Counsel has deleted paragraph G of the opinion in response to the Staff’s comment.

Exhibit 5.7

18.

Please have counsel confirm that the certificate of the Secretary of the Trust with respect to the incumbency of the officers and certain other matters refers to factual matters only and does not contain any legal conclusions.

Response to Comment 18

Richards, Layton & Finger, P.A., special counsel in the State of Delaware to Arby’s IP Holder Trust, has confirmed to us that it is relying on the certificate of the Secretary of the Trust with respect to the incumbency of the officers and certain other matters as to factual matters only and not legal conclusions.

Exhibit 5.8

19.

Please advise as to why paragraphs 3(a) through 3(c) are limited to the Articles of Organization, Certificates of Existence and Good Standing and Consent when it appears from the Assumptions paragraph that counsel has not reviewed any other organizational documents other than the Articles of Organization, the Operating Agreements, the Consent and the Certificates of Existence and Good Standing. Alternatively, please delete this language.

Response to Comment 19

Counsel has revised paragraph 3(a) through 3(c) of the opinion to delete the limitation to the Articles of Organization, Certificates of Existence and Good Standing and Consent in response to the Staff’s comment.

20.

Please delete paragraph 5(b) of the opinion. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation or verification.

Wendy’s/Arby’s Restaurants, LLC

Response to Comment 20

Counsel has deleted paragraph 5(b) of the opinion in response to the Staff’s comment.

21.

Please delete the terms “only” and “solely” in the first sentence of the last paragraph of the opinion. Please also delete the last sentence of the last paragraph of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Response to Comment 21

Counsel has deleted the terms “only” and “solely” in the first sentence of the last paragraph and also deleted the last sentence of the last paragraph of the opinion in response to the Staff’s comment.

Exhibit 5.9

22.

Please advise as to why paragraphs III(a) through III(c) are limited to the Articles of Organization, Certificates of Existence and Consent when it appears from the Assumptions paragraph that counsel has not reviewed any other organizational documents other than the Articles of Organization, the Operating Agreements, the Consent and the Certificates of Existence. Alternatively, please delete this language.

Response to Comment 22

Counsel has revised paragraph III(a) through III(c) of the opinion to delete the limitation to the Articles of Organization, Certificates of Existence and Consent in response to the Staff’s comment.

23.

Please delete paragraph V(b) of the opinion. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation or verification.

Response to Comment 23

Counsel has deleted paragraph V(b) of the opinion in response to the Staff’s comment.

24.

Please delete the terms “only” and “solely” in the first sentence of the last paragraph of the opinion. Please also delete the last sentence of the last paragraph of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Response to Comment 24

Wendy’s/Arby’s Restaurants, LLC

Counsel has deleted the terms “only” and “solely” in the first sentence of the last paragraph and also deleted the last sentence of the last paragraph of the opinion in response to the Staff’s comment.

Exhibit 5.10

25.

We note that counsel has relied upon a Minnesota Subsidiary Opinion Certificate that is attached to the opinion as Exhibit A. However, we were unable to locate Exhibit A to the opinion. Please advise or please include Exhibit A to the opinion with the filing of your next amendment to your registration statement.

Response to Comment 25

Counsel has revised the opinion to eliminate the reference to Exhibit A and to state that it is relying “upon the factual matters contained in the representations and warranties of the Minnesota Subsidiary made in the Documents and certificates of officers of the Minnesota Subsidiary and upon certificates of public officials.”

26.

Please delete the fifth paragraph of the opinion. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation or verification.

Response to Comment 26

Counsel has deleted the fifth paragraph of the opinion in response to the Staff’s comment.

27.	Please delete the second sentence of the second to last paragraph of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Response to Comment 27

Counsel has deleted the second sentence of the second to last paragraph of the opinion in response to the Staff’s comment.

Exhibit 8.1

28.

It appears that exhibit 8.1 is a short-form tax opinion. As such, both exhibit 8.1 and the prospectus must clearly state that the tax consequences section of the prospectus is counsel’s opinion. Please revise accordingly.

Response to Comment 28

We have revised exhibit 8.1 and the prospectus in response to the Staff’s comment to clearly state that the disclosure in the tax consequences section of the

Wendy’s/Arby’s Restaurants, LLC

prospectus is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP. Please see page 200 of Amendment No. 1.

29.	Please delete the second sentence of the second to last paragraph of the opinion. Holders or purchasers of the Exchange Notes should be able to rely upon this legal opinion.

Response to Comment 29

We have deleted the second sentence of the second to last paragraph of the opinion in response to the Staff’s comment.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

cc:	Nils H. Okeson, Esq.
Wendy’s/Arby’s Restaurants, LLC